Exhibit 99.1

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2025

SL SPV-2, L.P.

By: SLTA SPV-2, L.P., its general partner
 By: SLTA SPV-2 (GP), L.L.C., its general partner
  By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
 Name: Justin G. Hamill
 Title: Managing Director and Chief Legal Officer

SLTA SPV-2, L.P.

By: SLTA SPV-2 (GP), L.L.C., its general partner
 By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
 Name: Justin G. Hamill
 Title: Managing Director and Chief Legal Officer

SLTA SPV-2 (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
 Name: Justin G. Hamill
 Title: Managing Director and Chief Legal Officer

Silver Lake Partners IV, L.P.

By: Silver Lake Technology Associates IV,
    L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general
       partner

         By: Silver Lake Group, L.L.C., its
            managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
          Legal Officer

Silver Lake Technology Investors IV, L.P.

By: Silver Lake Technology Associates IV,
    L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general
       partner

         By: Silver Lake Group, L.L.C., its
            managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
          Legal Officer

Silver Lake Technology Associates IV, L.P.

By: SLTA IV (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its
          managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
          Legal Officer

SLTA IV (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

Silver Lake Partners V DE (AIV), L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
    By: SLTA V (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

Silver Lake Technology Investors V, L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
    By: SLTA V (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

Silver Lake Technology Associates V, L.P.

By: SLTA V (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
            Legal Officer

Silver Lake Group, L.L.C.

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
            Legal Officer